UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) Dec. 31, 2024

ONEOK, Inc.

(Exact name of registrant as specified in its charter)

Oklahoma	001-13643	73-1520922
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

100 West Fifth Street; Tulsa, OK
(Address of principal executive offices)

74103
(Zip code)

(918) 588-7000
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value of $0.01	OKE	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

The information disclosed in these Items 7.01 and 9.01, including Exhibit 99.1 hereto, is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities under that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act except as expressly set forth by specific reference in such filing.

Item 7.01 Regulation FD Disclosure

On December 31, 2024, we and EnLink Midstream, LLC (NYSE: ENLC) (“EnLink”) announced that EnLink has filed definitive proxy materials with the U.S. Securities and Exchange Commission in connection with our pending acquisition of the remaining publicly held common units of EnLink.

The EnLink Special Meeting of Unitholders (the “Special Meeting”) is scheduled to take place, at 10:00 a.m. Central Time (11:00 a.m. Eastern Time) on January 30, 2025. The Special Meeting will be held virtually.

All EnLink unitholders of record as of the close of business on December 23, 2024, will be entitled to vote their common units at the Special Meeting. The EnLink board of directors and the conflicts committee of the EnLink board of directors unanimously recommend that unitholders vote “FOR” all proposals provided in detail in the definitive proxy statement. Proxy materials are expected to be mailed on or about December 31, 2024. We have committed to vote our EnLink common units in favor of the proposed transaction.

A copy of the news release is attached as Exhibit 99.1 and is incorporated herein by reference.

FORWARD-LOOKING STATEMENTS:

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that ONEOK or EnLink expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “opportunity,” “create,” “intend,” “could,” “would,” “may,” “plan,” “will,” “guidance,” “look,” “goal,” “target,” “future,” “build,” “focus,” “continue,” “strive,” “allow” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the proposed transaction, the expected closing of the proposed transaction and the timing thereof, and descriptions of ONEOK, EnLink and their combined operations after giving effect to the proposed transaction. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the risk that ONEOK will not be able to successfully integrate EnLink’s business; the risk that cost savings, synergies and growth from the proposed transaction may not be fully realized or may take longer to realize than expected; the risk that the credit ratings following the proposed transaction may be different from what ONEOK expects; the risk that a condition to closing of the proposed transaction may not be satisfied, that a party may terminate the merger agreement relating to the proposed transaction or that the closing of the proposed transaction might be delayed or not occur at all; the possibility that EnLink unitholders may not approve the proposed transaction; the risk of potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; risks related to the occurrence of any other event, change or circumstance that could give rise to the termination of the merger agreement related to the proposed transaction; the risk that changes in ONEOK’s capital structure could have adverse effects on the market value of its securities; risks related to the ability of the parties to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on each of the companies’ operating results and business generally; the risk that the proposed transaction could distract ONEOK’s and EnLink’s respective management teams from ongoing business operations or cause either of the companies to incur substantial costs; risks related to the impact of any economic downturn and any substantial decline in commodity prices; the risk of changes in governmental regulations or enforcement practices, especially with respect to environmental, health and safety matters; and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond ONEOK’s or EnLink’s control, including those detailed in ONEOK’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on ONEOK’s website at www.oneok.com and on the website of the SEC at www.sec.gov, and those detailed in EnLink’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on EnLink’s website at www.enlink.com and on the website of the SEC at www.sec.gov. All forward-looking statements are based on assumptions that ONEOK and EnLink believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, neither ONEOK nor EnLink undertakes any obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

NO OFFER OR SOLICITATION:

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information And Where To Find It:

In connection with the proposed transaction, ONEOK filed with the SEC a registration statement on Form S-4 (the “Registration Statement”) to register the shares of ONEOK’s common stock to be issued pursuant to the proposed transaction, which includes a prospectus of ONEOK and a proxy statement of EnLink (the “proxy statement/prospectus”). Each of ONEOK and EnLink may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the Registration Statement, proxy statement/prospectus or any other document which ONEOK or EnLink has filed or may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO, AND RELATED MATTERS. The Registration Statement was declared effective by the SEC on December 30, 2024, and EnLink mailed the definitive proxy statement/prospectus to its unitholders on or about December 31, 2024. Investors and security holders will be able to obtain free copies of the Registration Statement and the definitive proxy statement/prospectus, as each may be amended or supplemented from time to time, and other relevant documents filed by ONEOK and EnLink with the SEC (when available) through the website maintained by the SEC at www.sec.gov.  Copies of documents filed with the SEC by ONEOK, including the definitive proxy statement/prospectus, are available free of charge from ONEOK’s website at www.oneok.com under the “Investors” tab. Copies of documents filed with the SEC by EnLink, including the definitive proxy statement/prospectus, are available free of charge from EnLink’s website at www.enlink.com under the “Investors” tab.

Participants in the Solicitation:

ONEOK, EnLink and certain of their (or EnLink’s managing member’s) respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about ONEOK’s directors and executive officers is available in ONEOK’s Annual Report on Form 10-K for the 2023 fiscal year filed with the SEC on February 27, 2024, and its revised definitive proxy statement for the 2024 annual meeting of shareholders filed with the SEC on May 1, 2024, and in the proxy statement/prospectus. Information about the directors and executive officers of EnLink’s managing member is available in its Annual Report on Form 10-K for the 2023 fiscal year filed with the SEC on February 21, 2024, and in the proxy statement/prospectus. Other information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is set forth in the Registration Statement, the proxy statement/prospectus and other relevant materials when filed with the SEC regarding the proposed transaction when they become available. Investors should read the proxy statement/prospectus carefully before making any voting or investment decisions. Copies of the documents filed with the SEC by ONEOK and EnLink are available free of charge through the website maintained by the SEC at www.sec.gov. Additionally, copies of documents filed with the SEC by ONEOK, including the proxy statement/prospectus are available free of charge from ONEOK’s website at www.oneok.com and copies of documents filed with the SEC by EnLink, including the proxy statement/prospectus are available free of charge from EnLink’s website at www.enlink.com.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

Exhibit Number	Description
99.1	News release issued by ONEOK, Inc. and EnLink Midstream, LLC dated December 31, 2024.
104	Cover page interactive data file (embedded within the Inline XBRL document and contained in Exhibit 101).

SIGNATURE

Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ONEOK, Inc.

Date:	December 31, 2024	By:	/s/ Walter S. Hulse III
Walter S. Hulse III
Chief Financial Officer, Treasurer and Executive Vice President, Investor Relations and Corporate Development

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